Exhibit 99.1

Click Holdings Limited (CLIK) Reports Strong Q3 Operational Growth with 73% Revenue Increase

Hong Kong, June 4, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, is pleased to announce strong operating performance for the third quarter (“Q3”) of the 2025/26 financial year (January to March 2026).

The Company recorded a 73% year-over-year increase in revenue, from HK$22 million in Q3 of 2024/25 to HK$38 million in Q3 of 2025/26. Nursing services private case hours grew by 65%, while the logistics segment saw servicing hours increase by over 40% compared to the same period last year.

These results reflect the continued strong momentum in the Company’s silver economy segment under the Care U brand, alongside solid growth in its logistics talent platform. The growth was driven by higher demand for premium one-on-one private nursing, medical escort services, rehabilitation, and comprehensive home-based elderly care, as well as expanded logistics capacity.

This performance builds on the Group’s strategic investments in talent development, CCSV accreditation, AI-powered platform enhancements, and service quality — key pillars of Click Holdings’ integrated growth strategy in the silver economy and professional services sectors.

“Hong Kong’s rapidly aging population and strong demand for premium senior care continue to present significant opportunities,” said Jeffrey, CEO of Click Holdings. “The substantial growth in revenue and private nursing hours this quarter demonstrates the effectiveness of our strategy and the market’s trust in our high-quality services. We remain focused on scaling our capabilities to capture more market share in this high-growth area.”

The Company remains committed to ongoing investment in talent pool expansion, technology, service infrastructure, and potential strategic initiatives, including targeted expansion into the Greater Bay Area.

With these positive operating indicators, Click Holdings is well positioned to further strengthen its leadership in premium senior nursing, home-based elderly care, and logistics services, while continuing to leverage its core strengths in AI-powered HR solutions to drive sustainable long-term growth across Hong Kong.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 23,200 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200